Exhibit 20.1

MSGI Signs a Binding Agreement to Acquire Grizzard Communications Group; Revenues Projected To Exceed $200 Million For The Combined Entity

NEW YORK--(BUSINESS WIRE)--July 14, 1999--Marketing Services Group, Inc. (Nasdaq: MSGI), an integrated marketing and Internet services industry leader, today announced the signing of a binding agreement to acquire Atlanta-based Grizzard Communications Group, a vertically integrated network of marketing communications companies, including Grizzard Advertising, TABS Direct and Brand Imagination. This acquisition complements MSGI's core database marketing services and leverages the online marketing capabilities of the Company's Internet Marketing Group.

The $100 million transaction is structured as half equity-half cash and is targeted for completion within 90 days, subject to customary closing conditions. Grizzard Communications generated $65 million in revenues in 1998 and $14.5 million in adjusted EBITDA and is expected to be accretive to MSGI earnings.

Grizzard Communications Group was founded in 1919 and is ranked the 6th largest Direct Response agency in the country (with internal production capabilities) in reported capitalized billings by The Direct Marketing Association. Grizzard's services include strategic planning, creative, database management, print-production, mailing and Internet marketing. Grizzard's client base exceeds several thousand and includes retail, consumer and business-to-business companies, including MBNA America Bank, N.A. and many premier non-profit clients including, The Salvation Army, The American Red Cross, Rescue Missions, Homeless Shelters, Humane Societies, and Animal Welfare agencies. Client relationships have averaged 20 years, over five times the national average for client-agency relationships, with some over 50 years.

"Our two organizations began aggressive cross-marketing efforts this past spring and have already begun to successfully link together our operations and resources," said Jeremy Barbera, Chairman and CEO of MSGI. "MSGI outsources creative, print and production services, while Grizzard utilizes third party database services for direct-mail, data-processing and telemarketing services. Through this acquisition, both of our client bases will benefit from the vast capabilities that the combined organization offers."

Mr. Barbera continued, "Perhaps most exciting is the platform that MSGI's Internet Group provides for Grizzard. Grizzard can leverage the extraordinary resources of Permission PlusTM, Pegasus Internet, and our planned Internet investment in GreaterGood.com across the broad clientele base they have built over the past 80 years. We look forward to realizing the ongoing synergies of our combined operations and are well prepared to take Grizzard's nearly century-long tradition of outstanding performance into the next millennium."

"We are extremely pleased to integrate Grizzard into MSGI as the two complement each other in almost every way," said Mike Dzvonik, Chairman & CEO of Grizzard Communications. "We both have extraordinary competency in the financial services and fundraising markets, have tremendous expertise in regional marketing, recruit heavily from the client side, and manage targeted marketing campaigns from the earliest possible stage by developing the overall strategic plan for customer or donor acquisition and retention. With little client overlap and strong similarities in our vision, management style and focus on quality customer service, our cultures are compatible on almost every level. This is an elite synergy of people and capabilities!"

About Grizzard Communications Group

Grizzard Advertising: (http://www.grizzard.com) Gizzard, a family-owned company which has employed four generations of the Grizzard family, was founded by legendary direct marketer Claude T. Grizzard, Jr., who, in his mid 90's, still serves on the company board as vice chairman. The company has gross capitalized billings of nearly $200 million annually. Through its wholly and commonly owned companies, The Grizzard Communications Group maintains offices in New York, Los Angeles, Houston, Dallas, Orlando, Philadelphia, Lincoln, New Canaan, Connecticut and Atlanta. The firm has built its reputation as a leader in the nonprofit direct marketing field, although it maintains a successful commercial practice as well. Company headquarters are located in the Peachtree Office Center complex in downtown Atlanta.

TABS Direct: (http://www.tabsdirect.com) Houston based TABS Direct, founded in 1961, has a renowned industry-wide reputation as an innovator in computer processing technology and direct mail production. TABS Direct operates out of a 170,000 square-foot facility where they produce over 300 million packages annually for some of the largest domestic and international direct marketers.

Brand Imagination: (http://www.brandimagination.com) Founded in 1979 as Coleman & Coleman, Houston based Brand Imagination creates successful Brand Vision programs for growth oriented organizations. The Brand Imagination creative process compels both business-to-business and consumer focused clients to challenge their brand's presence in the market, chart its future, and realize its full market potential.

About MSGI

Marketing Services Group, Inc. (http://www.msginet.com) is a leader in the Internet and marketing services industries. MSGI's revenues have grown from $16 million in fiscal 1996 to in excess of $100 million on an annualized basis. GE Equity is the owner of a 22 percent stockholder position in MSGI and CMGI is the owner of a 10 percent stockholder position in MSGI.

MSGI is organized into two business divisions: the Internet Group and the Marketing Services Group. The Internet Group's mission is to acquire, invest in and incubate Internet companies. Its preliminary focus will be on PermissionPlus(TM) and will expand into other strategic areas. The MSGI Internet Group provides Internet marketing, e-commerce applications, Web development and hosting, online ad sales and consulting. Its Marketing Services Group provides strategic planning, direct marketing and database marketing, telemarketing and telefundraising, media planning and buying and fulfillment. Through this business segment, MSGI will continue to grow by leveraging the synergies it has across all its companies in marketing, technology, and capabilities.

Thousands of clients worldwide are provided services by MSGI with offices throughout the United States and in London. Corporate headquarters are located at 333 Seventh Ave., New York, NY 10001. Telephone: 212-594-7688.

Matters discussed in this release include forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ are stated in the company's reports to the Securities and Exchange Commission including its 10-Q for the period ended March 31, 1999 and the annual report on Form 10-KSB for the year ended June 30, 1998.

CONTACT: MSGI
Jamie Shaber
212-594-7688
or
Morgen-Walke Assoc.
For MSGI:
Andrea Kaimowitz/Cheryl Olson
Press: Eileen King/Stacey Reed
212-850-5600
or
Grizzard Communications Group
Michael Shepherd
Public Relations Contact
760-328-2181